

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2010

Ms. Diana L. Kubik
Chief Financial Officer
Evergreen Energy Inc.
1225 17th Street, Suite 1300
Denver, Colorado 80202-5506

> **Re:** **Evergreen Energy Inc.**
> **Form 8-K Filed June 29, 2010**
> **File No. 001-14176**

Dear Ms. Kubik:

We have reviewed your filing and have the following comment.

Please respond to this letter within ten business days days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Form 8-K filed June 29, 2010

Dismissal of Independent Accountant, page 2

1. We note you disclose you have not had disagreements with your former auditor during the years ended December 31, 2009 and December 31, 2008. Please amend your filing to disclose whether there were any such disagreements in the period subsequent to December, 31, 2009, through the date of dismissal. Refer to Item 304(a)(1)(iv) of Regulation S-K. Please file an updated Exhibit 16 letter with your amendment.

Closing Comments

　　　We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

　　　In responding to our comment, please provide a written statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

　　　You may contact James Giugliano at (202) 551-3319 if you have questions regarding comments on the financial statements and related matters.　Please contact me at (202) 551-3299 with any other questions.

　　　　　　　Sincerely,

　　　　　　　Mark C. Shannon
　　　　　　　Branch Chief